

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

David W. Crane
Chief Executive Officer and Director
Climate Change Crisis Real Impact I Acquisition Corp
300 Carnegie Center, Suite 150
Princeton, New Jersey 08540

> **Re: Climate Change Crisis Real Impact I Acquisition Corp**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 10, 2021**
> **File No. 001-39572**

Dear Mr. Crane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2021 letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Risk Factors
EVgo will be required to install a substantial number of chargers under its agreement with GM., page 29

1.   We note your revised disclosure that EVgo believes that it may not meet the charger-installation milestone for the quarter ending June 30, 2021 under the GM Agreement. Please further revise to disclose how many chargers EVgo has left to install before the milestone deadline, as you have done for EVgo's obligations under the Nissan Agreements in the risk factor that follows. In addition, please disclose either the maximum potential liquidated damages EVgo could be required to pay to GM for failure to meet its installation obligations under the GM Agreement or the formula for calculating such liquidated damages, as you have done for EVgo's potential penalties under the Nissan 2.0

Agreement. Furthermore, to the extent practicable, please disclose whether management expects to face similar delays in meeting future charger-installation milestones under the GM Agreement, as you have done for EVgo's obligations under the Nissan 2.0 Agreement. Please make conforming edits throughout your filing.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Balance Sheet, page 69

2.   As noted on page F-32, EVgo is an LLC that is not a taxable entity for U.S. federal income tax purposes or any of the states in which it operates. As a result of the reverse recapitalization transaction, the post-transaction entity will be a C corporation. Please revise your pro forma balance sheet to reclassify to additional paid-in capital EVgo's accumulated deficit. Refer to SAB Topic 4.B.

Background of the Business Combination, page 103

3.   We note your response to our prior comment 5 that you did not engage any party to provide valuation services or deliver a fairness opinion in connection with the proposed business combination. Please note that the requirement for Item 1015(b) information set forth in Item 14(b)(6) of Schedule 14A is not limited to reports, opinions or appraisals in which the third party addresses the consideration or the fairness of the consideration, but instead covers any report, opinion or appraisal materially related to the transaction that is received from an outside party and is referred to in the proxy statement. Please tell us whether any of the presentations or reports received from outside parties and referenced in the proxy statement, including the independent review of the reasonableness of EVgo management's models, the calculation of total enterprise valuation, and the overview of total addressable market, are materially related to the transaction. If so, please provide the information required by Item 1015(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edward Best